Exhibit 99.1

Alpha Tau Medical to Present at Jefferies Radiopharma Innovation Summit

JERUSALEM, March 29, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that Raphi Levy, Chief Financial Officer, will present in-person at the Jefferies Radiopharma Innovation Summit in New York City on Monday, April 3rd, 2023.

Event:	Jefferies Radiopharma Innovation Summit
Date:	Monday, April 3rd, 2023
Time:	3:30-4:00 PM ET
Location:	Jefferies, NY, New York

Raphi Levy will also be available for 1x1 investor meetings at the conference. Please reach out to your Jefferies representative to schedule.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:
IR@alphatau.com